                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)*

                    Under the Securities Exchange Act of 1934

                           Venturi Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
              Series D Convertible Preferred Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 92330G 10 2
                   Series D Convertible Preferred Stock: None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Bruce E. Bowers, Esq., Vice President and General Counsel
                               Beaulieu Group, LLC
                               1502 Coronet Drive
                              Dalton, Georgia 30720
                                 (706) 278-6666
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 19, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 8.

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                                  SCHEDULE 13D
--------------------------------                    ---------------------------
       CUSIP No. 92330G 10 2                            Page 2 of 11 Pages
                 ------------                                --   ---
---------------------------------                   ---------------------------

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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          BEAULIEU GROUP, LLC      58-2272636
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  /X/
                                                                      (b)  / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   /X/

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          GEORGIA
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES              NONE.
                ----------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER
                        COMMON STOCK: 5,046,755
   OWNED BY             SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
                ----------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

  REPORTING             NONE.
                ----------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER
                        COMMON STOCK:  5,046,755
     WITH               SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          COMMON STOCK:  5,046,755
          SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          COMMON STOCK:  26.8%
          SERIES D CONVERTIBLE PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

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--------------------------------                    ---------------------------
       CUSIP No. 92330G 10 2                            Page 3 of 11 Pages
                 ------------                                --   ---
---------------------------------                   ---------------------------
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    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          CARL M. BOUCKAERT
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    /X/

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          BELGIUM
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES              NONE.
                ----------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER
                        COMMON STOCK: 5,046,755
   OWNED BY             SERIES D CONVERTIBLE STOCK: 2,303,738
                ----------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

  REPORTING             NONE.
                ----------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER
                        COMMON STOCK: 5,046,755
     WITH               SERIES D CONVERTIBLE PREFERRED STOCK: 2,303,738
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          COMMON STOCK: 5,046,755
          SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          COMMON STOCK:  26.8%
          SERIES D CONVERTIBLE PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                    ---------------------------
       CUSIP No. 92330G 10 2                            Page 4 of 11 Pages
                 ------------                                --   ---
---------------------------------                   ---------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MARIE T. BOUCKAERT
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
    3     SEC USE ONLY


--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    /X/

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          BELGIUM
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

    SHARES              NONE.
                ----------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER
                        COMMON STOCK: 5,046,755
   OWNED BY             SERIES D CONVERTIBLE PREFERRED STOCK: 2,303,738
                ----------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

  REPORTING             NONE.
                ----------------------------------------------------------------
    PERSON       10     SHARED DISPOSITIVE POWER
                        COMMON STOCK: 5,046,755
     WITH               SERIES D CONVERTIBLE PREFERRED STOCK: 2,303,738
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          COMMON STOCK: 5,046,755
          SERIES D CONVERTIBLE PREFERRED STOCK:  2,303,738
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          COMMON STOCK:  26.8%
          SERIES D CONVERTIBLE PREFERRED STOCK:  100.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D of Beaulieu Group, LLC, a Georgia limited liability company ("Beaulieu"), dated April 19, 1999, as filed with the Securities and Exchange Commission on April 26, 1999, with respect to the securities of Venturi Technologies, Inc. (the "Issuer"). This statement is being filed by Beaulieu, Carl M. Bouckaert and Marie T. Bouckaert, as a group (each such person or entity being referred to herein as a "Reporting Person" and collectively, the "Reporting Persons"). The items of the Schedule 13D referred to below are amended and supplemented by the addition of the indicated information.

ITEM 2. IDENTITY AND BACKGROUND.

BEAULIEU GROUP, LLC

     Beaulieu's principal business is the manufacture and sale of carpets and rugs. The address of Beaulieu's principal business and its principal office is 1502 Coronet Drive, Dalton, Georgia 30720. Mr. and Mrs. Bouckaert ultimately control Beaulieu and serve as Beaulieu's managing members. Set forth below are the names of Beaulieu's executive officers and their principal occupations as executive officers of Beaulieu:

--------------------------------------------------------------------------------
NAME                         POSITION HELD
--------------------------------------------------------------------------------
Carl M. Bouckaert            Chairman and Chief Executive Officer
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Stuart W. Thorn              President and Chief Operating Officer
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Bayard B. Hollingsworth      Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
David A. Marr                Vice President, Chief Administrative and Accounting
                             Officer and Assistant Secretary
--------------------------------------------------------------------------------
Bruce E. Bowers              Vice President, Secretary and General Counsel
--------------------------------------------------------------------------------
Piet V. Dossche              President -- Residential Division
--------------------------------------------------------------------------------
David L. Caples              President -- Commercial Division
--------------------------------------------------------------------------------
Kristoff Honeyman            President -- Rug Division
--------------------------------------------------------------------------------
Thomas L. Bouckaert          President -- Fibers & Fabrics Division
--------------------------------------------------------------------------------

     The business address of each of the above executive officers is 1502 Coronet Drive, Dalton, Georgia 30720. Mr. Bouckaert, Mrs. Bouckaert, Mr. Thomas Bouckaert and Mr. Dossche are citizens of Belgium. Messrs. Thorn, Hollingsworth, Marr, Bowers, Caples and Honeyman are citizens of the United States.

     On December 1, 1998, Beaulieu of America, Inc. ("BOA"), the owner of approximately 99% of the equity interests of Beaulieu and a company that is controlled by

Mr. and Mrs. Bouckaert, pled guilty in the U.S. District Court in Rome, Georgia to five misdemeanor counts involving violations of the Federal Election Campaign Act. The proceedings involved contributions made in 1995 of approximately $36,000 to the Lamar Alexander 1996 Presidential Campaign. No officers, directors or other employees of Beaulieu or BOA were charged. BOA paid a fine of $1,000,000 and, through its officers, performed 500 hours of community service. BOA has adopted a political fundraising compliance program and has agreed to advise the court periodically with respect to the operation of the program. BOA also paid a civil penalty to the Federal Election Commission in the amount of $200,000 with respect to this matter.

     BOA's guilty plea was the result of an investigation of BOA and Mr. and Mrs. Bouckaert, two of its shareholders, by Federal governmental agencies, including the Federal Bureau of Investigation, the Internal Revenue Service and the U.S. Customs Service. In September 1997, law enforcement agents from those governmental agencies executed search warrants at BOA's offices and facilities and at the home of Mr. and Mrs. Bouckaert and seized documents relating to their and BOA's financial affairs. Additionally, certain other financial records that were not seized during the search were the subject of a Federal subpoena delivered at the time of the search. Representatives of the U.S. Attorney's Office have stated that BOA, Mr. and Mrs. Bouckaert, and possibly other officers of BOA, are targets of the investigation.

     Although the Federal Election Campaign Act phase of the investigation is now complete, the investigation is continuing with respect to other matters. The Affidavit presented to the Federal Magistrate to obtain the search warrants was filed under seal. Accordingly, at this time, BOA has not been able to review the content of the Affidavit, and BOA is unaware of the scope of the matters being investigated. However, BOA has reason to believe that the Government is investigating tax, customs, mail and bank fraud.

     BOA and Mr. and Mrs. Bouckaert deny any wrongdoing and have cooperated fully with respect to the investigation.

CARL M. AND MARIE T. BOUCKAERT

     The business address of Mr. Bouckaert is 1502 Coronet Drive, Dalton, Georgia 30720. Mr. Bouckaert's principal business occupation is the Chairman and Chief Executive Officer of Beaulieu and the Chairman of the Board and Chief Executive Officer of BOA. Mrs. Bouckaert is not employed on a full time basis and, therefore, has no principal business occupation. The principal business address of BOA and Beaulieu is the address set forth above in this paragraph.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On April 19, 2000, Mr. and Mrs. Bouckaert purchased in the aggregate 246,346 shares (the "Shares") of the common stock of the Issuer, par value $.001 per share (the "Common Stock"), and warrants to purchase in the aggregate 192,963 shares of Common Stock at an exercise price of $2.81 per share (the "Warrants"), in a privately-negotiated transaction for total consideration of $492,692. The Warrants may be exercised at any time and from time to time until April 19, 2005. The proceeds to purchase the Shares and Warrants came from Mr. and Mrs. Bouckaert's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Mr. and Mrs. Bouckaert acquired the Shares and the Warrants for investment purposes. Each of the Reporting Persons may, as the opportunity arises, purchase additional shares of Common Stock or securities convertible into or exchangeable for Common Stock. In addition, each of the Reporting Persons may receive or purchase shares of Common Stock pursuant to the exercise or conversion of securities that are exchangeable for or convertible into Common Stock.

     None of the Reporting Persons have any plans or proposals that would relate to or result in any of the actions listed in Item 4(a)-(j), except as stated above and as follows:

     - One or more of the Reporting Persons may acquire shares of Common Stock or securities convertible into or exchangeable for Common Stock as consideration in whole or in part for the guarantee by such Reporting Person(s) of debt of the Issuer.

     - Stuart W. Thorn, the President and Chief Executive Officer of Beaulieu, was elected to the Board of Directors of the Issuer on March 9, 2000.

     - One or more of the Reporting Persons are currently discussing with management of the Issuer certain proposals that would change the capitalization or management of the Issuer, including, without limitation, proposals to (1) obtain equity or venture capital financing, (2) obtain convention loans or other credit, and (3) effect redemptions or repurchases of securities of the Issuer. Further, one or more of the Reporting Persons are discussing with management possible changes in the officers and/or directors of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  See Boxes 11 and 13 of pages 2-4 and see Item 4.

     (b)  See Boxes 7, 8, 9 and 10 of pages 2-4.

     (c)  See Items 3 and 4.

     (d)  Not applicable.

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Items 3 and 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit H    Warrant Agreement, dated April 19, 2000, by and between Carl M.
             Bouckaert and Venturi Technologies, Inc.

Exhibit I Warrant Agreement, dated April 19, 2000, by and between Marie T. Bouckaert and Venturi Technologies, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 3, 2000
                                     ---------------------------------------
                                              (Date)

                                     Beaulieu Group, LLC


                                     By:   /s/ Carl M. Bouckaert
                                         -----------------------------------
                                           Carl M. Bouckaert
                                           Chief Executive Officer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          May 3, 2000
                                     ---------------------------------------
                                              (Date)


                                          /s/ Carl M. Bouckaert
                                     ---------------------------------------
                                          Carl M. Bouckaert

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 3, 2000
                                     ---------------------------------------
                                              (Date)


                                          /s/ Marie T. Bouckaert
                                     ---------------------------------------
                                          Marie T. Bouckaert